Exhibit 99.2

RECENT DEVELOPMENTS

SunPower and TOTAL partner to create a new global leader in the solar industry

On April 28, 2011, TOTAL S.A. (“TOTAL”) and SunPower Corp. (Nasdaq: SPWRA, SPWRB) (“SunPower”) announced that the two companies have entered into a broad strategic relationship to shape the future of the solar industry. The TOTAL Group will launch a friendly tender offer through a wholly-owned subsidiary for up to 60 percent of SunPower’s outstanding Class A Common shares and 60 percent of SunPower’s outstanding Class B Common shares at a price of $23.25/share for each class. The offer price represents a 46 percent premium over the April 27, 2011 closing price of SunPower’s Class A common stock and a 49 percent premium over the April 27, 2011 closing price of SunPower’s Class B common stock, and values SunPower’s equity at $2.3 billion. In addition, TOTAL will provide SunPower with up to $1 billion of credit support over the next five years. Following closing of the transaction, which has been approved by the boards of both companies, SunPower will continue to operate with its current management team.

Under the terms of the tender offer agreement, SunPower shareholders will receive $23.25 per share in cash at closing for each share validly tendered in the tender offer, subject to pro-ration in the event that more than 60 percent of SunPower’s Class A and Class B shares are tendered. TOTAL expects to begin its tender offer within 10 business days. Following the completion of the transaction, SunPower’s shares will continue to trade on Nasdaq under the symbols “SPWRA” and “SPWRB”. The closing of the tender offer is conditioned on a minimum of 50% of the outstanding shares of each of the Class A and Class B common stock being tendered, clearance by U.S. and European Union antitrust authorities, and other customary closing conditions.

Under the credit support agreement, TOTAL will offer to guarantee an amount up to $1 billion of SunPower’s repayment obligations with respect to letters of credit issued over the next five years in connection with SunPower’s global utility power plant and large commercial installation businesses. This credit support should allow SunPower to substantially reduce the total costs of its letters of credit and financing. SunPower’s affiliation with TOTAL is expected to benefit SunPower, by lowering its cost of capital and increasing its access to uncollateralized debt financing.

In addition, SunPower and TOTAL have entered into an affiliation agreement under which TOTAL will nominate a majority of directors to SunPower’s board of directors, which will be expanded to 11 members following the closing. This agreement also includes conditions on TOTAL’s ability to purchase additional shares of SunPower. Specified transactions between TOTAL and SunPower shall be approved in advance by SunPower’s independent board members.

SunPower and TOTAL have also entered into a research and collaboration agreement under which the companies will focus on advancing photovoltaic technologies across multiple research and development projects.

SunPower intends to call a meeting of its stockholders within six months following closing to combine its Class A and Class B common stock into a single class of common stock with one vote per share. This plan is subject to the company’s receipt of a tax opinion that such reclassification will be permitted on a tax free basis, and TOTAL has agreed to vote its shares in favor of the reclassification.

Additional information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this announcement has not commenced and will only be made pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). At the time the tender offer is commenced, TOTAL and a subsidiary of TOTAL (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and SunPower will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and SunPower intend to mail these documents to the stockholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information relating to the tender offer and SunPower stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by TOTAL, Purchaser or SunPower with the SEC will be available at no charge on the SEC’s Web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at +1 (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower, 77 Rio Robles, San Jose, CA 95134 or at http://investors.SunPowercorp.com.

SunPower forward-looking statements

Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this press release include the quotes from executives of both companies and statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees, contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; the competitive environment among providers of renewable energy; and other risks detailed in SunPower’s filings with the SEC, including those discussed in SunPower´s annual report on Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC’s Web site at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document.

TOTAL forward-looking statements

This document may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 with respect to the tender offer and related transactions and the financial condition, results of operations, business, strategy and plans of TOTAL. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. TOTAL does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the proposed transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction, and the competitive environment in the solar industry and competitive responses to the transaction. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the SEC.

TOTAL continues its development in solar energy - The Group announces a planned acquisition of Tenesol (excluding its activities in France’s overseas departments and territories)

On April 14, 2011, TOTAL announced the signature of an agreement with EDF ENR to acquire all of Tenesol’s operations (outside of France’s overseas departments and territories1), of which it already owns 50%. Tenesol’s operations in the French overseas departments and territories would continue to be equally owned by the TOTAL Group and EDF ENR.

Tenesol, which was created in 1983, is a top-tier solar energy operator in Europe and a leader in the French market for large industrial and commercial photovoltaic rooftop solutions.

Tenesol designs, manufactures, markets and operates photovoltaic energy systems. Tenesol enjoys wide recognition for its photovoltaic competencies. The company has a production capacity of 800,000 solar panels a year, or 170 megawatt peak2, at two plants, one in Toulouse, France, and the other in Cape Town, South Africa.

[1]	French Guiana, French Polynesia, Guadeloupe, Martinique, Mayotte, New Caledonia and Reunion Island.
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A megawatt-peak (MWp) = one million peak watts. A peak watt, the unit used to rate the performance of photovoltaic panels, will deliver one watt of electricity under standard conditions of 1,000 W of light intensity per square meter and an ambient temperature of 25°C.

The planned acquisition covers all of Tenesol’s operations, with the exception of those in France’s overseas departments and territories, which employ more than 760 people in numerous countries and generated revenue of approximately €240 million in 2010.

The planned acquisition is subject to applicable legally required processes for notifying and consulting Tenesol employee representatives and the approval of the antitrust authorities in the countries concerned. The closing of the transaction could take place in the second half of 2011.

Uganda: Strategic breakthrough for TOTAL in East Africa

On March 30, 2011, TOTAL announced the acquisition of a one-third interest in Blocks 1, 2 and 3A in Uganda held by a subsidiary of Tullow Oil plc, for $1,467 million. Located in the Lake Albert region, these three licenses cover a total area of close to 10,000 square kilometers.

Following this acquisition, TOTAL will become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being operator of one of the blocks. Subject to the decision of the Ugandan Authorities, TOTAL will be the operator of Block 1.

“It is a strategic move in line with our aim to be bolder in Exploration & Production”, commented Yves-Louis Darricarrère, President, Total Exploration & Production. “With this acquisition, we have entered a new oil province. The size of the discoveries indicates that large-scale development may be possible. Plateau production could exceed 300,000 barrels per day, depending on the results of the future drilling program.”

The development plan under consideration consists of installing production facilities around a principal production center in the northern area of the basin and a secondary one in the southern area. The project also includes an export pipeline to carry the oil to the Indian Ocean to access international markets. In addition, the partners will, with the Ugandan government, study and promote the construction of a domestic refinery that would allow the country to benefit directly from refined products.

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